Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

Page 1 of 12 August 17, 2006 Basel, Switzerland
News Release: Half Year Results 2006

Ciba Specialty Chemicals delivers strong second quarter results - Strategy and Operational Agenda to improve sales, margins and free cash flow

·	Sales rise 9 percent in Swiss francs in the first half (6 percent in local currencies)
·	Operating income (EBIT) higher on strong second quarter results and strict cost management
·	Closing of Textile Effects divestment leads, as expected, to net loss
·	Free cash flow improves significantly
·	Strategy with focused portfolio and distinct resource allocation
·	Operational Agenda to substantially improve cost structure; around 2,500 fewer positions required by 2009 – the majority coming from natural attrition
·	Outlook 2006 confirmed: Higher sales, profits and free cash flow

Financial highlights (in millions of Swiss francs, except per share data and percentages)

First half year to first half year comparison – continuing operations (unaudited)
	Excluding restructuring, impairment and other charges				Incl. restructuring, impairment and other charges(b)
			Change in %				Change in %
Six months ended June 30,	2006	2005	CHF	Local curr.(a)	2006	2005	CHF
Net sales	3 285	3 003	+9	+6
Gross profit	965	882	+9
Operating income	259	247	+5		226	197	+15
Operating income margin	7.9%	8.2%
Income from continuing operations	117	135	-13		95	99	-4
Earnings per share from continuing operations (e)	1.77	2.06	-14		1.44	1.51	-5
Free cash flow	2	(158)			(35)	(180)

First half year to first half year comparison including discontinued operations, including restructuring, impairment and other charges (unaudited)

			Change in %
Six months ended June 30,	2006	2005	CHF
Income from continuing operations	95	99	-4
Income (loss) from discontinued operations, net of tax	(297)	47
Net income (loss)	(202)	146
Earnings (loss) per share(e)	(3.06)	2.22

In addition, please see consolidated financial highlights and notes to news release at the end of this document.

Armin Meyer, Chairman of the Board and Chief Executive Officer, comments: “In the second quarter, we have improved our performance, with increasing growth in sales, operating income and free cash flow.

With the divestment of Textile Effects completed with significantly lower separation costs than expected, we have made a major step towards our strategic target to focus on the three core businesses Plastic Additives, Coating Effects and Water & Paper Treatment and thus strengthen our leadership position in the market. We refined our strategy, defining distinct portfolio roles for each business and outlining a targeted, top-down allocation of resources. We also confirmed our continued commitment to innovation as well as expansion in high-growth regions.

We expect the implementation of this strategy and the complementary Operational Agenda, over the next years, to boost local currency sales, on average, by 3 to 4 percent per year; to increase operating income margins by more than 1 percent of sales per year in 2007 and 2008, with an accelerated improvement thereafter; and to significantly improve free cash flow beginning in 2008.”

Chief Operating Officer Brendan Cummins added: “Performance in the second quarter 2006 was encouraging. New innovative products supported our performance. Demand accelerated across nearly all of our businesses and our focus on cost management and net working capital led to increased profitability and a substantially improved free cash flow.

As we continue to face competitive challenges as well as higher raw material, utility and social benefit costs, the implementation of our Operational Agenda is our top priority to improve our overall cost structure on a annualized basis by CHF 400 million to 500 million by 2009. These measures, necessary to stay competitive, will lead overall in the next three to four years to a reduction of around 2,500 positions. While the majority of this reduction will occur by natural fluctuations, there will be some redundancies.”

OVERVIEW - FIRST HALF 2006

Sales rise 9 percent in Swiss francs (6 percent in local currencies)

Sales increased 9 percent in Swiss francs and 6 percent in local currencies for the first half of 2006, totaling CHF 3.285 billion (2005: CHF 3.003 billion). Sales reflected the Company’s recent trend of stronger demand at roughly stable sales prices, with demand continuing to improve between the first and second quarters.

First-half volumes increased 6 percent compared to the corresponding period last year with contributions from nearly all businesses. Sales prices could be increased selectively. Currency movements had a smaller, albeit still positive, effect compared to the first half of 2005, as the U.S. dollar weakened during the second quarter of 2006.

Regionally, in local currencies, sales in Asia-Pacific rose 11 percent, with China 17 percent higher and India 15 percent higher than a year ago. Sales in Europe rose 5 percent, with above-average increases in Southern and Eastern Europe. Sales in the Americas rose by 2 percent, with NAFTA 3 percent higher.

Operating income (EBIT) higher on strong second quarter results and strict cost management

Gross profit was 9 percent higher, reaching CHF 965 million, or 29.4 percent of sales (2005: CHF 882 million, 29.4 percent). Healthy margin improvement was seen in the second quarter (30.0 percent) versus the first quarter of the year (28.7 percent). This result could be achieved, despite higher raw material and utility costs, thanks to higher sales, improved capacity utilization rates, cost savings related to Project Shape and additional cost reductions in the second quarter.

Raw material costs were about 3 percent higher compared to the first half of last year. Utility costs were about 15 percent higher than last year.

Operating income in the first half of 2006, before restructuring, impairment and other charges, rose 5 percent, reaching CHF 259 million, or 7.9 percent of sales (2005: CHF 247 million, 8.2 percent), with a clear improvement seen in the second quarter (9.2 percent) compared to the first quarter. Higher sales and savings from Project Shape contributed to the positive result. Operating income, after restructuring, impairment and other charges, rose 15 percent, to CHF 226 million.

Project Shape, the program announced in 2004 primarily to integrate the Raisio Chemicals acquisition and to realign the Textile Effects business, contributed about CHF 30 million in additional savings in the first half of 2006, with the majority of the savings coming in production areas. Savings and costs from Project Shape related to Textile Effects are reported under discontinued operations.

Selling, general and administrative costs were 14 percent higher in the first half of 2006 compared to last year, primarily reflecting the benefit of an aperiodic gain from divestment of assets of CHF 31 million in the first half 2005. Without this, SG&A costs would have been 7 percent higher. Higher social benefit costs and costs for the separation of Textile Effects were partially offset by cost savings. SG&A in the second quarter was lower by CHF 17 million, or 6 percent, compared to the first quarter.

The Company maintained its commitment to innovation and invested CHF 139 million (2005: CHF 137 million), or 4.2 percent of sales, in research and development.

Net interest expense, in line with recent quarters, was lower. Other financial income and expense was higher, as hedging gains did not fully offset the impact of the devaluation of the U.S. dollar in the second quarter.

Income from continuing operations, after restructuring, impairment and other charges, was CHF 95 million (2005: CHF 99 million).

Free cash flow before restructuring payments improves by around CHF 160 million

Inventories grew less than sales, while higher receivables as of June 30 reflect strong sales at the end of the second quarter. Overall, current assets developed roughly in line with sales and the build-up was clearly below 2005 levels.

Capital expenditures, at CHF 101 million, were essentially the same as last year. Nearly 21 percent of the total, substantially higher than in previous years, was committed to Asian investments, with most of the money earmarked for Singapore and India. This percentage highlights the Company’s growing commitment to investing in new plants in Asia.

Net debt, at CHF 2.101 billion, represents approximately 60 percent of shareholders’ equity.

Free cash flow was significantly better than in the first half of 2005, reaching a net inflow of CHF 2 million before restructuring payments, compared to CHF -158 million in the first half of 2005. Free cash flow after restructuring payments was CHF -35 million, compared to CHF -180 million for the first half of 2005. Better operational results and very tight management to reduce the traditional seasonal build-up of net working capital in May and June led to the better result. The first half of the year is traditionally weaker than the second half. In the first half, nearly all interest and tax payments are made and the seasonal build-up of current assets also peaks at mid-year.

Discontinued operations

Ciba Specialty Chemicals divested its Textile Effects business on June 30, 2006, through a smooth transaction. The results associated to it are included under discontinued operations.

As anticipated and previously stated, the Company incurred a loss on disposal of CHF 224 million, less than the CHF 250 million earlier estimated, which was booked at the closing of the transaction in the second quarter. Additional net after tax costs relating to the deal, the separation of the segment and resulting organizational adjustments, net of the Textile Effects result in the first half, will total around CHF 98 million, lower than the CHF 100 million to 120 million earlier estimated. CHF 72 million was booked in the first half. With these charges, there was a net first half loss of CHF 202 million, or CHF 3.06 per share. The remaining expected costs of around CHF 26 million will be booked in the second half of 2006 and in 2007.

Textile Effects achieved sales of CHF 664 million for the first half of the year, 3 percent above last year, with a resulting profit of CHF 33 million, in line with expectations.

OVERVIEW - SECOND QUARTER 2006

2nd quarter to 2nd quarter comparisons - continuing operations (unaudited)
	Excluding restructuring, impairment and other charges				Incl. restructuring, impairment and other charges(b)
			Change in %				Change in %
Six months ended June 30,	2006	2005	CHF	Local curr.(a)	2006	2005	CHF
Net sales	1 640	1 517	+8	+6
Gross profit	492	426	+15
Operating income	150	119	+26		143	77	+88
Operating income margin	9.2%	7.9%
Income from continuing operations	64	63	0		59	33	+76
Earnings per share from continuing operations(e)	0.97	0.98	-1		0.90	0.52	+73

Sales 8 percent higher in Swiss francs (6 percent higher in local currencies)

Second quarter sales were strong, rising 8 percent in Swiss francs and 6 percent in local currencies, totaling CHF 1.640 billion (2005: CHF 1.517 billion). Sales were also higher than the first quarter of this year. Volumes were clearly above last year while sales price trends were mixed across different businesses, reflecting the strength of underlying demand for the Company’s products and differences in input costs by area. Currency effects added 2 percent.

Strong improvement in second quarter profitability

Second quarter operating income, before restructuring, impairment and other charges (CHF 150 million) was 26 percent higher than in 2005, reaching a margin of 9.2 percent of sales (first quarter of 2006, 6.6 percent; second quarter of 2005, 7.9 percent). Higher sales volumes, improved capacity utilization, strict management of costs and savings from Project Shape all contributed to the positive result. Operating income, after restructuring, impairment and other charges, increased 88 percent to CHF 143 million.

Income from continuing operations, after restructuring, impairment and other charges increased 76 percent, reaching CHF 59 million (2005: CHF 33 million). The second quarter figure was 66 percent higher than the first quarter result. With the booking of the Textile Effects transaction, there was a net quarterly loss of CHF 239 million, or CHF 3.61 per share.

SEGMENT OVERVIEW

Plastic Additives

Plastics Additives sales increased 15 percent in Swiss francs and 11 percent in local currencies, reaching CHF 1.074 billion in the first half of 2006 (2005: CHF 936 million). All businesses saw increased demand, with particular strength in the plastics converting industry, leading to a strong increase in volumes of 10 percent. Home & Personal Care delivered excellent growth from new products. Sales prices, which were slightly higher, offset rising raw material and energy costs.

The segment’s operating income margin improved to 14.3 percent of sales (2005: 13.0 percent) on continued strong demand and higher selling prices. Despite higher raw material and utility costs, the second quarter margin reached 14.7 percent, higher than any quarterly result since 2002.

Coating Effects

Coating Effects saw accelerating growth, leading to a 9 percent increase in sales in Swiss francs and 6 percent in local currencies, for a total of CHF 979 million (2005: CHF 897 million). An increase in volumes of nearly 9 percent more than offset the impact of sales price erosion, which was seen primarily in the Electronic Materials business, with its very short product lifecycles, and Imaging & Inks.

A strong rebound in second quarter profitability brought the first half operating margin to 12.5 percent of sales (2005: 13.5 percent). The second quarter profit margin (14.1 percent) was more in line with the segment’s normal range. Demand for products increased in the second quarter, bringing capacity utilization back to normal levels. Additional cost reduction measures also showed positive results.

Water & Paper Treatment

Water & Paper Treatment sales rose 5 percent in Swiss francs and 1 percent in local currencies, reaching CHF 1.232 billion (2005: CHF 1.170 billion). Both volumes and sales prices rose slightly. Paper sales improved on increased demand, particularly in the second quarter; however, continued pricing pressure was experienced. Water Treatment sales were also higher as the business successfully increased selling prices.

The segment’s operating margin improved in the second quarter, resulting in a first half margin of 2.8 percent of sales (2005: 4.9 percent). The second quarter profit margin improved to 3.8 percent . Pricing pressure and higher raw material costs in the Paper business continued to dampen profitability. In addition, several temporary issues - the transfer of production from the U.K. to India and the interruption due to repairs of a fire-damaged production building at the Grenzach, Germany, site - lowered capacity utilization rates. These issues impacted profit margins by an estimated 1.5 percent of sales. Both issues are expected to be resolved in the third quarter of this year, with a subsequent improvement in segment profitability anticipated to begin in the fourth quarter. In addition, initiatives to improve profitability at both the segment and corporate levels are expected to increase profit margins.

STRATEGY WITH FOCUSED PORTFOLIO AND DISTINCT RESOURCE ALLOCATION

Ciba Specialty Chemicals has conducted a thorough review of its strategy, with the active participation of the Board of Directors. Ciba conducted a detailed analysis of all its businesses, the industries it serves, as well as its market, technology and geographical positions. The Company has refined its Group strategy, striving to deliver strong profitable growth and higher profit margins while positioning Ciba as a sustainable, leading specialty chemicals player.

With the divestment of Textile Effects in June, 2006, Ciba Specialty Chemicals has taken a major step toward its strategic target to focus on its attractive core businesses Plastic Additives, Coating Effects and Water & Paper Treatment, strengthening the Company’s overall position.

Key elements of the strategy are clearly defined portfolio roles for each business, based on market attractiveness, current market position and future potential, which will determine the way each business is managed in the future, coupled with a strict top-down allocation of company resources, including capital investments, research and development and personnel to maximize the Company’s return on investment.

Plastic Additives and Coating Effects were confirmed as core growth businesses that will receive above-average resource allocations to expand their leading global market positions, to further develop their competitive edge with innovative technologies and to continue to deliver profitable growth. Water & Paper Treatment is a core business that will primarily focus on improving its profitability based on efficiency and cost leadership. In addition, niche businesses, with the potential for attractive returns - including Electronic Materials, Personal Care, Process & Lubricant Additives and Expert Services - will be strengthened.

The Company is committed primarily to fueling organic growth in the coming years, but it will also complement the current portfolio with selective technologies. No larger acquisitions are planned mid-term.

As a leading specialty chemicals company, Ciba Specialty Chemicals’ strong commitment to innovation will continue, with annual investments in R&D of around four percent of sales. Allocations will be made, through a Group-wide, top-down approach, to only the most promising opportunities.

Expansion in high-growth regions, particularly in Asia, but also in the Middle East and in South America, will be accelerated with targeted investments in assets and people.

The implementation of the strategic plans should allow, on average, an annual sales increase in the next years of 3 to 4 percent in local currencies. Plastic Additives and Coating Effects would be expected to provide sales growth above that average.

OPERATIONAL AGENDA TO SUBSTANTIALLY IMPROVE MARGINS AND COST STRUCTURE

Ciba Specialty Chemicals is complementing its strategy, following the divestment of Textile Effects, with the Operational Agenda, fully aligning the structure and processes to the needs of the remaining businesses. This will lead to a substantially improved cost structure.

As announced in April, 2006, a number of mid-term initiatives are already underway to sustainably enhance the efficiency of all key processes and to foster profitable growth and innovation:

●	Organizational and Geographical Structure

The divestment of Textile Effects enables Ciba Specialty Chemicals to simplify and streamline its organizational and geographical footprint, providing more cost effective channels to market for the remaining global core businesses. The consolidation of legal entities and Company locations as well as some adjustment of support structures will be completed in 2007.

●	Company-Wide System Structure

The Company is already well advanced in harmonizing business processes and implementing a single platform of information technology systems, featuring new software designed to eliminate duplication and enhance data transparency. After a thorough design and preparation phase over the last 18 months, first local roll-outs will begin later in 2006 and be completed in 2008.

●	Lean Manufacturing

In production, a Lean Manufacturing transformation program will be implemented at each site over the next two years, during which operating patterns will be analyzed. Afterwards, actions will be implemented to improve capacity utilization and reduce production and maintenance costs. These analyses have already been completed for a number of major sites and their individual saving potentials have been confirmed.

●	Marketing and Sales

The Marketing and Sales initiative further strengthens the Company’s market and customer focus, which is expected to lead to increased sales. After the appointment of a Chief Marketing Officer in 2005, a new routes-to-market concept is being developed; Global Account Management is further advanced; and a standardized framework for training, sales performance measurement and incentive plans as well as marketing and sales planning will be implemented.

●	Innovation

The Innovation initiative will be kicked off in 2007, bundling R&D competencies across all businesses more effectively, focusing on the development of new technology platforms for attractive end-markets and leveraging innovation by targeted external partnering. Distinct processes will ensure an enhanced time to market over the next three years, while innovative process development will support cost leadership in mature businesses.

Other programs, in line with the overall Operational Agenda but more specifically tailored to each segment’s needs, are also being conducted.

The strategy, the initiatives of the Operational Agenda and the segment-specific programs are expected to substantially increase sales, margins and free cash flow generation over the next three years, with a target of an annualized improvement in the Company’s cost structure of CHF 400 million to 500 million by 2009. Operating income margins are expected to increase by more than 1 percent of sales per year in 2007 and 2008, with an accelerating margin improvement thereafter. A significant improvement in free cash flow is anticipated by 2008.

Costs for the implementation of the Operational Agenda are budgeted at between CHF 250 million and 300 million between 2006 and 2009.

With the implementation of the Operational Agenda, around 2,500 fewer positions will be required globally by 2009. Most of the job reductions will take place in Europe (about 350 in Switzerland) and the Americas. The Company will implement this program in a socially responsible manner. Since it will occur over a three- to four-year period, it is anticipated that the majority of the reductions will be able to occur through natural attrition.

OUTLOOK 2006 CONFIRMED: HIGHER SALES, PROFITS AND FREE CASH FLOW

Overall, business conditions for the remainder of the year are expected to remain similar to those experienced currently, with full year utility and raw material costs higher than 2005.

The divestment of the Textile Effects business improves the margins of the Company. The clear strategic focus on the remaining core businesses also permits the Group to implement a more efficient, streamlined company structure. For this a number of operational measures, bringing sustainable improvements, have been initiated that will allow further profit increases.

Assuming business conditions for the remainder of 2006 are along current levels of activity, sales for the year in local currencies are expected to be higher than 2005. Excluding restructuring and impairment costs, and assuming that currency levels do not worsen, operational income is expected to increase, resulting in margins remaining around the 2005 level, and net income from continuing operations after tax is expected to improve. The Company also anticipates a strong improvement in free cash flow.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2005, the Company’s continued operations generated sales of CHF 6.1 billion and invested over CHF 270 million in R&D.

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●	November 8, 2006: Nine month 2006 financial results

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Ciba Specialty Chemicals
Half Year Report 2006

Consolidated financial highlights (unaudited) (in millions of Swiss francs, except per share data)
	Excluding restructructuring, impairment and other charges		Including restructuring, impairment and other charges
Statements of income Six months ended June 30,	2006	2005	2006	2005

Net sales	3 285	3 003	3 285	3 003
Gross profit	965	882	965	882
Restructuring, impairment and other charges(b)			(33)	(50)
Operating income	259	247	226	197
Financial income and expense, net	(88)	(57)	(88)	(57)
Income from continuing operations, before income taxes and minority interest	171	190	138	140
Provision for income taxes	(46)	(53)	(35)	(39)
Minority interest	(8)	(2)	(8)	(2)
Income from continuing operations	117	135	95	99
Earnings per share from continuing operations(e)	1.77	2.06	1.44	1.51

Income (loss) from discontinued operations, net of tax(c)	(287)	47	(297)	47
Earnings (loss) per share from discontinued operations(e)	(4.34)	0.71	(4.50)	0.71

Net income (loss)	(170)	182	(202)	146
Net income (loss) per share(e)	(2.57)	2.77	(3.06)	2.22

Balance sheets	June 30, 2006	Dec 31, 2005
Current assets	3 736	4 267
Property, plant and equipment, net	2 595	2 724
Other long-term assets	3 553	3 621
Total assets	9 884	10 612
Current liabilities	1 751	1 891
Long-term liabilities	4 597	4 738
Minority interest	89	80
Shareholders’ equity	3 447	3 903
Total liabilities and shareholders’ equity	9 884	10 612

Net debt	2 101	1 942

Statements of cash flows Six months ended June 30,	2006	2005
Net cash provided by (used in) operating activities	99	(104)
Net cash used in investing activities	(12)	(128)
Net cash used in financing activities	(286)	(641)
Effect of exchange rate changes on cash and cash equivalents	(5)	39
Net decrease in cash and cash equivalents	(204)	(834)

Free cash flow from continuing operations before restructuring payments	2	(158)
Free cash flow from continuing operations	(35)	(180)

Condensed business segment data (unaudited)
(in millions of Swiss francs, except percentages)

			Change in %
Six months ended June 30,	2006	2005	CHF	Local curr. (a)	Six months ended June 30,	2006	2005

Net sales					Depreciation and amortization
Plastic Additives	1 074	936	+15	+11	Plastic Additives	50	45
Coating Effects	979	897	+9	+6	Coating Effects	54	53
Water & Paper Treatment	1 232	1 170	+5	+1	Water & Paper Treatment	75	80
					Corporate	3	8
Total	3 285	3 003	+9	+6	Total	182	186

Operating income before restructuring, impairment and other charges					Operating income margin(d)before restructuring, impairment and other charges
Plastic Additives	153	121	+26		Plastic Additives	14.3%	13.0%
Coating Effects	123	121	+1		Coating Effects	12.5%	13.5%
Water & Paper Treatment	35	57	-39		Water & Paper Treatment	2.8%	4.9%
Corporate and other expenses	(52)	(52)
Total	259	247	+5		Total	7.9%	8.2%

Exchange rates of principal currencies to CHF (unaudited)

			Statement of income average rates		Balance sheet period-end rates
			Six months ended June 30,		June 30,	Dec 31,
			2006	2005	2006	2005
1	U.S. dollar	(USD)	1.27	1.20	1.24	1.27
1	British pound	(GBP)	2.27	2.25	2.26	2.32
1	Euro	(EUR)	1.56	1.55	1.56	1.54
100	Japanese yen	(JPY)	1.10	1.13	1.07	1.16

			Three months ended June 30,		June 30,	Dec 31,
			2006	2005	2006	2005
1	U.S. dollar	(USD)	1.25	1.25	1.24	1.27
1	British pound	(GBP)	2.27	2.27	2.26	2.32
1	Euro	(EUR)	1.56	1.56	1.56	1.54
100	Japanese yen	(JPY)	1.09	1.09	1.07	1.16

Notes to news release:

(a)    Change in percent in local currencies reflects the percent change in (i) 2006 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2005 and (ii) 2005 results, as reported.

(b)    Restructuring, impairment and other charges included in income from continuing operations include charges incurred in connection with Project Shape, which is described in the Company’s 2005 annual report. These charges apply principally to the Company as a whole and therefore are included in Corporate and are not allocated to the segments. For the six months ended June 30, 2006, restructuring, impairment and other charges net of taxes of CHF 11 million would be CHF 22 million and for the six months ended June 30, 2005, restructuring, impairment and other charges net of taxes of CHF 14 million would be CHF 36 million. For the three months ended June 30, 2006, restructuring, impairment and other charges net of taxes of CHF 2 million would be CHF 5 million and for the three months ended June 30, 2005, restructuring, impairment and other charges net of taxes of CHF 12 million would be CHF 30 million.

(c)    For the six months ended June 30, 2006, the loss from discontinued operations, net of tax consists primarily of the CHF 328 million loss, net of tax on the June 30, 2006 sale of the Textile Effects business to Huntsman Corporation, partially offset by the CHF 33 million results of operations, net of tax, of the Textile Effects business during the six-month period. For the six months ended June 30, 2005, the income from discontinued operations, net of tax consists of CHF 17 million for the results of operations, net of tax of the Textile Effects business during the period and CHF 30 million for the release of previously established reserves as the result of the settlement of a pension-related lawsuit that had existed in connection with the Company’s divestment of the Performance Polymers business in 2000.

(d)    Operating income margin is operating income expressed as a percentage of net sales.

(e)    Earnings per share, basic and diluted

Reconciliation tables (unaudited)
(in millions of Swiss francs, except per share data and percentages)

Operating income	Six months ended June 30,		Three months ended June 20,
	2006	2005	2006	2005
Excluding restructuring, impairment and other charges	259	247	150	119
Restructuring, impairment and other charges	(33)	(50)	(7)	(42)
Including restructuring, impairment and other charges	226	197	143	77

Income from continuing operations before income taxes and minority interest
	2006	2005
Excluding restructuring, impairment and other charges	171	190
Restructuring, impairment and other charges	(33)	(50)
Including restructuring, impairment and other charges	138	140

Provision for income taxes
	2006	2005
Excluding restructuring, impairment and other charges	(46)	(53)
Tax effect of restructuring, impairment and other charges	11	14
Including restructuring, impairment and other charges	(35)	(39)

Income from continuing operations
	2006	2005	2006	2005
Excluding restructuring, impairment and other charges	117	135	64	63
Restructuring, impairment and other charges, net of tax	(22)	(36)	(5)	(30)
Including restructuring, impairment and other charges	95	99	59	33

Earnings per share from continuing operations
	2006	2005	2006	2005
Excluding restructuring, impairment and other charges, net of tax	1.77	2.06	0.97	0.98
Restructuring, impairment and other charges, net of tax	(0.33)	(0.55)	(0.07)	(0.46)
Including restructuring, impairment and other charges, net of tax	1.44	1.51	0.90	0.52

Income (loss) from discontinued operations, net of tax
	2006	2005
Excluding restructuring, impairment and other charges, net of tax	(287)	47
Restructuring, impairment and other charges, net of tax	(10)	0
Including restructuring, impairment and other charges, net of tax	(297)	47

Earnings (loss) from discontinued operations
	2006	2005
Excluding restructuring, impairment and other charges, net of tax	(4.34)	(0.71)
Restructuring, impairment and other charges, net of tax	(0.16)	0.00
Including restructuring, impairment and other charges, net of tax	(4.50)	0.71

Reconciliation tables (unaudited)
(in millions of Swiss francs)

Net income (loss)
	2006	2005
Excluding restructuring, impairment and other charges, net of tax	(170)	182
Restructuring, impairment and other charnges, net of tax	(32)	(36)
Including restructuring, impairment and other charges, net of tax	(202)	146

Net income (loss) per share
	2006	2005
Excluding restructuring, impairment and other charges, net of tax	(2.57)	2.77
Restructuring, impairment and other charnges, net of tax	(0.49)	(0.55)
Including restructuring, impairment and other charges, net of tax	(3.06)	2.22

Components of net debt	June 30, 2006	Dec 31, 2005
Short-term debt	239	268
Long-term debt	2 920	2 941
Total debt	3 159	3 209
Less: Cash and cash equivalents	(1 049)	(1 253)
Less: Short-term investments	(9)	(14)
Net debt	2 101	1 942

Free cash flow from continuing operations
	2006	2005
Free cash flow before restructuring payments	2	(158)
Less: restructuring payments, net*	(37)	(22)
Free cash flow from continuing operations	(35)	(180)
Net cash used in investing activities	6	120
Sales (acquisitions) of businesses, net of cash	138	(32)
Net cash provided by (used in) continuing operations	109	(92)

* Net of proceeds from restructuring-related asset sales.

Corporate and other expenses included in operating income	2006	2005
Excluding restructuring, impairment and other charges	(52)	(52)
Restructuring, impairment and other charnges, net of tax	(33)	(50)
Including restructuring, impairment and other charges	(85)	(102)

Forward-looking statements
Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.